UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated July 31, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE : SGL
NYSE : SBGL

Website
www.sibanyegold.co.za

Operating and Financial Results
For the six months ended 30 June 2014

WESTONARIA 31 July 2014: Sibanye Gold Limited ("Sibanye") (JSE: SGL & NYSE: SBGL) is pleased to report operating and reviewed condensed, consolidated interim financial statements for the six months ended 30 June 2014.

Salient features for the six months ended 30 June 2014 (All comparisons are made to the same period in 2013):
- An interim dividend of 50 SA cents per share declared.
- Operating profit increased by 4% to R3.5 billion (US$327 million).
- Gold produced increased by 8% to 22,143kg (711,900oz).
- Operating cost declined by 10% to R815/ton.
- All-in cost of R367,601/kg (US$1,071/oz) and Total cash cost of R291,212/kg (US$848/oz) in line with forecasts.
- All-in cost margin was unchanged at 17% despite a 2% lower gold price.
- The Cooke Operations made a positive contribution to operating profits and operating cash flow after capex in the first month of incorporation.
- Gold Reserves and Uranium Reserves increased by 66% to 32.7Moz and 139% to 102.8Mlb, respectively.

The Board approved an interim dividend of 50 SA cents per share for the six months ended 30 June 2014; this is equivalent to an annualised dividend yield of 3.5% at Sibanye's closing share price of R28.54 on 30 June 2014.

United States Dollars				Key Statistics					South African Rand
Six months ended									Six months ended
Jun 2013	Dec 2013	Jun 2014				Jun 2014	Dec 2013		Jun 2013
656.3	773.6	711.9	000'oz	Gold produced	kg	22,143	24,061		20,413
6,436	7,188	7,783	000ton	Ore milled	000ton	7,783	7,188		6,436
1,535	1,301	1,293	$/oz	Revenue	R/kg	443,865	420,423		451,448
99	85	76	$/ton	Operating cost	R/ton	815	852		909
367.8	398.7	326.6	$m	Operating profit	Rm	3,488.1	3,992.0		3,365.9
37	39	35	%	Operating margin	%	35	39		37
983	804	848	$/oz	Total cash cost	R/kg	291,212	259,919		289,031
1,275	1,043	1,071	$/oz	All-in cost	R/kg	367,601	336,848		375,036
17	20	17	%	All-in cost margin	%	17	20		17
31.5	144.8	49.9	$m	Basic earnings	Rm	532.7	1,402.4		290.0
96.1	147.5	61.2	$m	Headline earnings	Rm	652.2	1,428.9		880.8

Stock data		JSE Limited – (SGL)	
Number of shares in issue		Price range per ordinary share	ZAR12.34 to ZAR29.00
– at end of June 2014	898,301,633	Average daily volume	3,295,455
– weighted average	772,679,370	NYSE – (SBGL); one ADR represents four ordinary shares	
Free Float	100%	Price range per ADR	US$4.69 to US$11.09
ADR Ratio	1:4	Average daily volume	748,716
Bloomberg/Reuters	SGLS / SGLJ.J	The above is for the six months ended 30 June 2014	

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD

"Sibanye's operations delivered another robust operating result for the six months ended 30 June 2014, with production increasing by 8% year-on-year and costs declining in real terms. Despite a 2% year-on-year decline in the average gold price received to R443,865/kg (US$1,293/oz), operating and All-in cost margins have remained steady at 35% and 17% respectively with cash generated by operating activities marginally higher at R3,886 million (US$364 million).

Normalised earnings of R1,065 million for the six months ended 30 June 2014 were in line with the R1,075 million earned for the corresponding period in 2013. Due to only one month of revenue from the Cooke Operations and a 36% year-on-year increase in the weighted average number of shares in issue, normalised earnings per share for the six months ended 30 June 2014 declined by 27% to 138 SA cents per share (13 US cents) from 190 SA cents per share (21 US cents) for the six months ended 30 June 2013.

As a result of strong operational cash flows from Sibanye's Kloof, Driefontein and Beatrix ("KDB") Operations and improving operational trends at the Cooke Operations, the Board has declared a 50 SA cents per share interim dividend, which is 35% higher than the interim dividend in 2013. This dividend declaration is consistent with Sibanye's strategic intent to reward its shareholders by paying industry leading dividends.

Safety
Regrettably five fatalities occurred during the six months ended 30 June 2014, resulting in a Group fatal injury frequency rate of 0.12 compared with 0.10 last year (fatalities per million man hours worked). The Board and management of Sibanye extend their deepest sympathies to the families of the deceased. The lost time injury frequency rate was 6.16 compared with 6.13 last year and the serious injury frequency rate was 3.76 compared with 3.50. All of the incidents have been investigated and plans implemented at the operations to prevent the recurrence of similar accidents.

Operating and financial review
Sibanye's operations continued to deliver according to expectations. Gold production for the six months ended 30 June 2014 increased by 8% to 22,143kg (711,900oz), from 20,413kg (656,300oz) for the corresponding six-months ended 30 June 2013. As expected, production for the period was 8% lower than the preceding six months ended 31 December 2013, due to seasonal disruptions related to the Christmas/New Year and Easter breaks, which were compounded by the loss of 40 shifts at Driefontein following an underground fire in the March quarter.

Sibanye assumed management control of the Cooke Operations in March 2014. However, since the acquisition is effective from 15 May 2014, only one month's contribution from the Cooke Operations has been incorporated in the Group's operating and financial results. Gold production from the KDB Operations was 5% higher than for the corresponding period in 2013 and in line with our forecast of 21,500kg (690,000oz). Revenue from the KDB Operations increased by 4% to R9,548 million (US$894 million), with increased production offsetting the lower average gold price received for the period. Despite the increase in production, operating cost increases were well controlled, with a 4% increase to R6,099 million (US$571 million). As a result, operating profit from the KDB Operations was 2% higher at R3,449 million (US$323 million) than for the six months ended 30 June 2013. The Cooke Operations produced 643kg (20,700oz) gold for June 2014.

Total cash cost of R291,212/kg (US$848/oz) and All-in cost of R367,601/kg (US$1,071/oz) were again in line with forecasts, and only influenced to a limited extent by the consolidation of the Cooke Operations for a single month. Total cash cost for the KDB Operations was flat year-on-year, and All-in cost was 2% lower, again reflecting effective cost management. Unit operating costs declined by 10% to R815/ton (US$76/ton).

The Cooke Operations contributed R39 million (US$4 million) to Group operating profit and broke even in terms of net profit for the June month. Importantly, the Cooke Operations have recovered from a difficult March quarter and made a marginal contribution to Group operating cash flow after capex in June 2014, without yet realising any benefits from the sale of associated uranium by-product production. At a current Total cash cost of R377,138/kg (US$1,098/oz) and All-in cost of R429,549/kg (US$1,251/oz), we remain confident that the Cooke Operations will contribute positively to earnings and cash flow as unit operating costs decline in line with the build-up to full production in 2015.

Sibanye issued the full consideration of 156,894,754 new shares (equivalent to 17% of its issued share capital on conclusion of the transaction) to Gold One International Limited ("Gold One") on 15 May 2014. This resulted in 898,301,633 shares in issue at the end of this reporting period. Since the Cooke Operations contributed only one month to the operating and financial results, direct financial comparisons on a per share basis with the corresponding six months ended 30 June 2013 are not meaningful. The year-on-year weighted average earnings per share comparison is further distorted by the fact that Sibanye had only 1,000 shares in issue prior to its listing on 11 February 2013. Consequently, the weighted average number of shares in issue for the six months ended 30 June 2013 was 566,412,788 compared with 772,679,370 for the current six month period.

Basic earnings increased by 84% to R533 million (US$50 million) for the six months ended 30 June 2014. Headline earnings of R652 million (US$61 million) were 26% lower year-on-year.

For the six months ended 30 June 2014, cash generated from operations was R3,886 million (US$364 million) and operating cash flow after capex R2,540 million (US$238 million), an increase of R276 million year-on-year. Net debt for the same period increased to R617 million (US$58 million), which was an increase of 24%. This increase is post cash outflows of approximately R1,360 million (US$127 million) in royalty, tax and dividend payments, the repayment of R906 million (US$85 million) debt and the R415 million (US$40 million) purchase consideration for Witwatersrand Consolidated Gold Resources Limited ("Wits Gold"). The R906 million debt repayment comprised R616 million (US$58 million) debt associated with the Cooke Operations, R40 million (US$4 million) to settle an outstanding loan at Wits Gold and a further R250 million (US$23 million) reduction in Sibanye Group debt.

Dividend declaration
Consistent with Sibanye's prioritisation of dividends, the Board has declared an interim dividend of 50 SA cents per share for the six months ended 30 June 2014. Based on the total number of shares in issue this dividend is equivalent to 42% of normalised earnings, which is above the 25% to 35% range defined in Sibanye's dividend policy.

The Board declared the higher dividend in order to ensure that shareholders would not be compromised by the new shares issued as consideration for the acquisition of the Cooke Operations towards the end of the period, with the Cooke Operations only contributing to the Group operating and financial results for one month. This dividend also reflects the Board's confidence in the outlook for the Group in 2014.

Strategic update
Sibanye has differentiated itself through its mining sector benchmark dividend and its holistic and firm approach to stakeholder relations. The focus on superior dividends underpins and informs the corporate strategy and decisions.

In 2013, after the listing of Sibanye as an independent Company, our efforts were primarily directed towards securing the future of our mines, by focusing on our core production drivers; safety, cost, volume and grade. The success of the initiatives implemented is evident in the continued year-on-year improvement in production and cost management from the KDB Operations, which have delivered on forecasts for six successive quarters. This focus has resulted in significant free cash generation and an industry leading dividend.

In order to sustain the dividend, management has also focused primarily on organic opportunities, which has led to significantly longer Life of Mine ("LoM") plans. To ensure delivery on this aspect of our business, dedicated project capacity has been created. In addition, value accretive external opportunities have also been identified and Sibanye has established a dedicated business development function to support these activities. The establishment of these functions has ensured that the core production operations are not distracted by such initiatives.

The following key criteria will guide corporate decisions on project funding to ensure dividends are not compromised:
- Projects will primarily be funded from cash flow after dividends. Alternative funding options may be considered where appropriate.
- Strict filters will be applied to organic projects including assessing each project for risk, returns and the impact of financing on returns.
- Acquisitions must be earnings accretive, with medium-term potential to support the core dividend strategy.
- Sibanye will pursue value opportunities in other mining sectors as long as such opportunities are consistent with the underlying benchmark dividend strategy.

Consistent with the strategy to extend the operating life of the business to ensure the sustainability of its dividend, Sibanye recently concluded the acquisitions of the Cooke Operations and Wits Gold, and also exercised the option to acquire Southgold Exploration Proprietary Limited ("Southgold"), the sole owner of the Burnstone gold mine located in South Africa's Mpumalanga Province.

The Wits Gold portfolio of projects includes the advanced De Bron and Bloemhoek projects that are located adjacent to the Beatrix Operations and have recently been awarded a mining right in terms of gold, silver and uranium ore for a period of 23 years. The Company is currently reviewing the feasibility and pre-feasibility studies completed by Wits Gold on these properties, with a view to enhancing value by leveraging the existing Beatrix infrastructure to unlock operational and regional synergies.

The acquisition of the Burnstone mine, following an extensive technical due diligence, was concluded on favourable financial terms and establishes Sibanye in another operating region of the Witwatersrand Basin. Sibanye will invest approximately R950 million of capital over the next three years in the pre-development of the mine based on a conventional mining method, which is more suited to effective mining of the channelised Kimberley Reef. A revised Burnstone Mineral Resource and Reserve declaration is anticipated to be completed during the first quarter of 2015.

Further detail on all of these transactions is available on the Sibanye Gold website – www.sibanyegold.co.za.

The acquisitions of Wits Gold and the Cooke Operations have resulted in a further significant increase in Sibanye's declared Mineral Reserves and Resource:
- Total Group gold Mineral Reserves increased by 66% from 19.7Moz at 31 December 2013 to 32.7Moz and gold Mineral Resources increased by 98% to 128.7Moz;
- Total underground gold Mineral Reserves increased by 68% from 15.2Moz declared at 31 December 2013 to 25.6Moz;
- Surface gold Mineral Reserves increased by 58% to 7.1Moz, primarily due to the addition of the Cooke Tailings Surface Facilities ("TSF") to the West Rand Tailings Re-treatment Project ("WRTRP"); and
- Uranium Mineral Reserves have more than doubled to 102.8Mlb and uranium Mineral Resources increased by 239.1Mlb to 282.3Mlb since the 31 December 2013 declaration, with the addition of Cooke's TSF to the WRTRP and Wits Gold's Beisa North and South uranium Mineral Resources.

Significant conceptual analysis has been conducted on the sustainability of the Company's dividend as it relates to free cash flow and capital scheduling, with the primary focus on ensuring that the first call on free cash is for dividends. For 2013, R827 million (US$79 million) was paid out in dividends, resulting in dividends of 112 SA cents per share. Extrapolating this amount to include the new shares in issue results in approximately R1 billion of free cash being allocated to the annual payment of dividends. Financial modeling indicates that, based on a gold price of R430,000/kg and mining only the Company's current Mineral Reserve, and the assumption that there are no significant production events, disruptions or adverse economic changes, there is sufficient free cash generation to ensure dividend sustainability until 2028. This is reflected in Figure 1 below.

Figure 1. Sibanye conceptual cash flow profile in real terms based on reserves only (free cash flow after capital and tax)*

Please see PDF for graph

Sibanye's sizable Mineral Resources provide significant opportunities to increase output and extend the LoM and the Group has therefore embarked on a full review of its more immediate organic opportunities. At present the Group is actively reviewing eight internal projects that range from scoping to feasibility levels of study. These include projects targeting deeper ore body extensions, the WRTRP, which will re-treat extensive surface tailings resources on the West Rand, and projects in the Free State adjacent to Beatrix, in particular the De Bron and Bloemhoek projects. All projects will be evaluated on the basis of defined economic and strategic parameters, and will be required to meet specific minimum financial return criteria.

The majority of these projects are at a sufficiently advanced stage to allow discounted cash flow models to be developed and were presented to the market on 4 June 2014 (available at: http://www.sibanyegold.co.za/index.php/ 2012-12-30-10-07-54/sibanye-gold-technical-and-operating-update-4-5-june-2014). Detailed financial modeling has also been conducted to ensure that these projects are scheduled in such a way as to be affordable from free cash flow whilst also ensuring the sustainability of dividends. The conceptual project and capital scheduling has resulted in a peak annual capital requirement of R4.5 billion. The conceptual capital funding requirements translate to $250/oz in 2014 money terms, which, according to Figure 2 below, is well within the constraints of modelled free cash flow with a first call on free cash to fund dividends. This modeling has shown conceptually that the Company is able to fund its capital requirements whilst ensuring the sustainability of its dividend. Again the underlying assumption is that there are no significant production events, disruptions or adverse economic changes.

Figure 2. Sibanye conceptual cash flow profile including conceptual projects (free cash flow after capital and tax)*

Please see PDF for graph

The LoM production profile including both scenarios described above is set out in Figure 3 below and clearly indicates a LoM extending well beyond 2030.

Figure 3. Sibanye conceptual gold production profile (including projects)

Please see PDF for graph

While it is recognised that some projects may not meet the required evaluation criteria and hence may not be implemented, initial assessment demonstrates sufficient organic flexibility to have confidence in our ability to maintain production and economic output levels for many years.

Platinum strategy
There has been significant media coverage and speculation regarding Sibanye's intentions to pursue an acquisition in the platinum sector. We confirm our interest in pursuing opportunities in the platinum sector only as long as the opportunities underpin our dividend yield strategy.

Key platinum sector considerations are:

- The platinum industry shares many similarities to the gold industry:
- medium depth, tabular, hard rock mining; and
- labour intensive, mainly utilising conventional mining methods.
- A weak price environment exacerbated by labour unrest has put balance sheets under strain and prompted the majors to adopt a different strategy, creating opportunities for acquisition.
- The platinum sector provides an opportunity to leverage Sibanye's operating model and proven deep level mining capability.
- The long term platinum market outlook is robust.

Sibanye is pleased to announce that, to assist with the implementation of its platinum strategy, it has secured the services of Steven Shepherd, one of the foremost platinum industry analysts with over 35 years' experience working in and analysing the sector.

Uranium considerations
We have also outlined our intentions to grow our existing uranium production base over time. On 29 May 2014, Sibanye announced that it had produced and delivered its first 10 tons of ammonium diuranate ("ADU") to the Nuclear Fuels Corporation of South Africa Proprietary Limited ("NUFCOR"). Post the June quarter end a further 10 tons of ADU has also been shipped to NUFCOR. Uranium production from Cooke is forecast at approximately 500,000lb per annum by 2016. Extraction of uranium from Sibanye's surface tailings is also an environmental imperative and will enable the realisation of up to 7Moz of gold contained in the WRTRP Resources. Up to 350,000lb of uranium per annum could be realised from the initial phases of this project.

The development of Sibanye's existing uranium business is logical, given our significant 102.8Mlb uranium Mineral Reserve and 282.3Mlb uranium Mineral Resource. At most of our operations, uranium is associated with, and is already mined with gold as a by-product. Uranium by-product sales will offset the cost of producing gold, thereby increasing the viability of mining portions of our gold Mineral Resources that may otherwise be uneconomic to extract. This is a critical component of the Cooke underground operations.

Labour relations update
After reserving final judgment earlier in the year, on 5 June 2014 the Labour Court provided its final ruling on the Association of Mineworkers and Construction Union's ("AMCU") court action against the interdict that had been obtained by the gold mining companies. The interdict prohibited AMCU from striking in terms of wage demands on the basis that the collective bargained two year wage agreement agreed in September 2013 had validly been extended to AMCU. Based on the Labour Court ruling, no further wage demands can be made for the duration of the current collective bargained agreement, which expires in June 2015. AMCU has since initiated an appeal process simultaneously with the Labour Court as well as directly with the Constitutional Court, challenging the validity of the 5 June ruling.

This year, consistent with Sibanye's vision to provide superior value to all its stakeholders, we have broadened our focus and are addressing issues which we have identified as being critical for winning the hearts and minds of our employees and stakeholders, which is necessary for our long term sustainability and success. We have rolled out our new CARE values (Commitment, Accountability, Respect and Enabling), and have begun implementing a new people model through which we expect to win the hearts and minds of our employees amidst significant volatility in the national industrial relations climate. Initiatives we are pursuing include assisting employees with personal financial management with specific focus on indebtedness, home ownership programmes, mechanisms for sharing of value created through our operations with employees and alternative working arrangements that would enhance production while providing employees with more frequent extended periods off work. Intensive work has been undertaken to listen to employee needs and aspirations that will assist in maximising the impact of our programmes. We expect to identify additional areas for attention that will establish a more conducive working and social environment and build employee commitment towards the Group.

The interests of our employees and the sustainability of our business are our key imperatives and we will not allow intimidation and political agendas or posturing to compromise these. Although we have not experienced visible unrest and disruption to our operations, we are well prepared for a potentially challenging industrial relations climate.

Safe technology function and executive management changes
The continued profitability and sustainability of our operations over the long term is central to the delivery of our vision. We have recognised the need for a focused programme to ensure the safety of our employees and delivery on our production targets. We are therefore introducing a new function dedicated to the development of safe technology, aimed at enhancing safety and productivity in the medium to long term. As this position requires significant operational experience as well as technical knowledge, Peter Turner, previously Chief

Operating Officer of Sibanye, has been appointed to lead our Safe Technology initiative on a focused and dedicated basis.

Shadwick Bessit has been appointed to take Peter's responsibility for the underground operations at Driefontein and Kloof and Wayne Robinson's responsibilities have been extended to include the underground operations at Beatrix and Cooke. Dick Plaistowe will continue to head up our extensive surface re-treatment business.
Dr Richard Stewart has been appointed to head up our technical services and capital projects function which was previously headed up by Shadwick Bessit.

Outlook
For the year ending December 2014, gold production is forecast to increase to approximately 50,000kg (1.61Moz) with the inclusion of seven months' production from the Cooke Operations from the June month. Total cash cost is forecast between R285,000/kg (US$835/oz) and R290,000/kg (US$850/oz) and All-in cost between R365,000/kg (US$1,070/oz) and R370,000/kg (US$1,085/oz) which assumes an average exchange rate of R10.60/US$ during the year. Capital expenditure for the year, including the Cooke Operations, is estimated at R3.4 billion (US$320 million).

31 July 2014
Neal Froneman
Chief Executive Officer

FINANCIAL REVIEW OF THE GROUP

For the six months ended 30 June 2014 compared with the six months ended 30 June 2013

Production for the gold mining industry in South Africa during the first six months of the calendar year is seasonally weak due to the cessation of mining over the Christmas/New Year period and the Easter public holidays.
 It is therefore more relevant to compare the operating and financial results for the six months ended
30 June 2014 with the corresponding period in the previous year, rather than the preceding six months ended
31 December 2013.

Group profit increased from R290 million (US$32 million) for the six months ended 30 June 2013 to R533 million (US$50 million) for the six months ended 30 June 2014. The reasons for this increase are discussed below.

Operating performance
Gold produced of 22,143kg (711,900oz) for the six months ended 30 June 2014 was 8% higher than the 20,413kg (656,300oz) gold produced for the same period in 2013. Excluding the additional production from the Cooke Operations of 643kg (20,700oz) in June, gold produced was 5% higher than for the six months ended 30 June 2013 and was in line with our forecast of 21,500kg (690,000oz) at the beginning of the year.

Total cash cost and All-in cost were in line with the forecast, with Total cash cost of R291,212/kg (US$848/oz) and All-in cost of R367,601/kg (US$1,071/oz), 2% lower than for the six months ended 30 June 2013.

Gold produced during the June quarter 2014 of 11,805kg (379,500oz) was 14% above the March quarter, and 8% higher excluding production from the Cooke Operations. Total cash cost of R292,308/kg (US$863/oz) and All-in cost of R369,716/kg (US$1.092/oz) for the June quarter was marginally higher than the March quarter due to the inclusion of the Cooke Operations.

Revenue
The average US dollar gold price of US$1,293/oz, was 16% lower than for the six months ended 30 June 2013. This was partly offset by the weakening of the Rand/Dollar exchange rate to R10.68/US$ from R9.15/US$. As a result the Rand gold price decreased by 2% to R443,865/kg. Revenue increased by 7% to R9,829 million (US$920 million) for the six months ended 30 June 2014, due to the increase in gold production.

Cost of sales
Operating costs
Group operating costs increased by 8% to R6,340 million (US$594 million). The inclusion of the Cooke Operations, added R241 million (US$23 million) to Group operating costs which were also affected by higher volumes mined and above inflation electricity and labour cost increases.

Amortisation and depreciation
Group amortisation and depreciation increased to R1,488 million (US$139 million) due to the increase in production, primarily at the Kloof Operations, and the inclusion of the Cooke Operations. This was partly offset by the increase in gold Mineral Reserves declared earlier this year, against which amortisation applying a units of production method is calculated.

Capital expenditure
Capital expenditure of R1,346 million (US$126 million) was 6% lower than for the six months ended 30 June 2013.
 Sustaining capital expenditure of R372 million (US$35 million) was 22% lower following the completion of the capital intensive Python plant late last year. Ore reserve development ("ORD") expenditure increased by some R10 million due to the inclusion of the Cooke Operations, but was flat for the KDB Operations.

Net operating profit
Net operating profit increased by 1% to R2,000 million (US$187 million) from R1,977 million (US$216 million) for the six months ended 30 June 2013.

Investment income
Investment income increased by 53%, to R89 million (US$8 million) for the six months ended 30 June 2014, due to interest earned on the higher average cash balance during the period.

Finance expenses
Finance expenses of R160 million (US$15 million) were 31% lower than for the six months ended 30 June 2013, primarily due to a R98 million (US$9 million) decrease in interest payments following a significant reduction in gross debt in 2013 and the lower interest rate applicable to the Loan Facilities which were restructured in the second half of 2013.

Sibanye's average gross debt outstanding during the first half of 2014 was approximately R2.0 billion compared with R4.0 billion during the first half of 2013.

Share of result of associates
The R149 million (US$14 million) loss from share of results of associates for the six months ended 30 June 2014, is primarily due to a net R151 million (US$14 million) loss relating to Sibanye's 33.1% interest in Rand Refinery Proprietary Limited ("Rand Refinery").

Following the adoption of a new Enterprise Resource Planning ("ERP") system in 2013, Rand Refinery has been unable to reconcile its actual gold inventory against its accounting records. As a result, its shareholders have had to offer financial support in the form of a R1.2 billion irrevocable subordinated loan (the "Facility").

For additional information on the break-down of the R151 million and the salient terms of the Facility, refer to Note 2 of the financial statements of this report.

It should be noted that Rand Refinery's operations have been unaffected and continues with normal refining operations. Sibanye sells its gold to financial institutions on delivery of its doré to the refinery and therefore has very limited trading exposure to Rand Refinery.

Share-based payments
Share-based payments increased by 81% to R208 million (US$20 million) for the six months ended 30 June 2014. This was mainly due to a higher fair value of each option granted under the scheme following the significant increase in the Sibanye share price between the allocation and vesting dates. The 2014 allocation was granted in March 2014, resulting in approximately four months additional shares vesting compared with the allocation in 2013, which only occurred during the second half of 2013.

The share-based payment expense for the six months ended 30 June 2014 predominantly relates to R110 million (US$10 million) (30 June 2013: Rnil (US$nil)) of cash-settled share options ("Phantom Share Scheme") with R95 million (US$9 million) (30 June 2013: R115 million (US$13 million)) relating to the Sibanye and Gold Fields Limited Share Plans.

Loss or gain on financial instruments
The cash-settled share options are valued at each reporting period based on the fair value of the instrument at that reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash- settled share options is included in (loss)/gain on financial instruments in the income statement.

The net R178 million (US$17 million) loss on financial instruments for the six months ended 30 June 2014 compared to a R13 million (US$2 million) gain in the six months ended 30 June 2013. This consists of a R253 million (US$24 million) (30 June 2013: Rnil (US$nil)) fair value loss related to the Phantom Share Scheme options, a R59 million (US$6 million) (30 June 2013: Rnil (US$nil)) fair value gain on investments under the Environmental rehabilitation obligation funds and a R16 million (US$2 million) (30 June 2013: R13 million (US$2 million)) gain relating to the financial guarantee liability.

Non-recurring items
Impairment
The request by Rand Refinery for its shareholders to provide the Facility resulted in a decision to fully impair the remaining R119.6 million (US$11.3 million) carrying value of the investment in Rand Refinery.

For additional information on Rand Refinery refer to Note 2 of the financial statements of this report.

A R821 million (US$90 million) impairment of Beatrix West's mining assets was made during the six months ended 30 June 2013.

Royalties
Royalties increased 17% to R195 million (US$18 million), due to the increase in gold revenue against which the royalty is charged. The royalty tax rate increased from 1.8% to 2.0% of revenue.

Mining and income taxation
Mining and income taxation increased to R334 million (US$31 million) from R75 million (US$8 million) for the six months ended 30 June 2013 due to the increase in taxable profit. Current taxation increased by R163 million (US$11 million) to R434 million (US$41 million). The impairment of Beatrix West resulted in a deferred taxation credit of R230 million (US$25 million) during the six months ended 30 June 2013, reducing the taxation charge.

Cash flow analysis
Sibanye defines free cash flow as cash from operating activities before dividends, less additions to property, plant and equipment.

Free cash flow of R1,711 million (US$160 million) was 13% lower than for the six months ended 30 June 2013. This was largely due to the R678 million increase in royalties and taxation paid.

Sibanye repaid R906 million (US$85 million) of debt during the period, including R656 million of debt assumed through the acquisitions of Wits Gold and the Cooke Operations.

Acquisitions
The acquisitions of Wits Gold and the Cooke Operations were completed during the period.

The Wits Gold acquisition is considered an asset acquisition for accounting purposes and the R415 million (US$40 million) purchase consideration was allocated to the individual identifiable assets acquired and liabilities assumed, based on their relative fair values.

The total consideration for the Cooke Operations was R4,650 million (US$449 million) compared with the fair value of assets acquired and liabilities assumed of R4,168 million (US$402 million). This resulted in a non-controlling interest of R362 million (US$35 million) and goodwill of R844 million (US$82 million) being recognised.

Dividend declaration
The Sibanye Board approved an Interim dividend, number 2, of 50 SA cents per share (gross) for the six months ended 30 June 2014.

Sibanye's dividend policy is to return between 25% and 35% of normalised earnings to shareholders. The Board may also consider declaring a special dividend after due consideration of the Group cash position and future requirements. Normalised earnings are defined as: basic earnings excluding gains and losses on foreign exchange and financial instruments, non-recurring items and its share of result of associates, after taxation.

The Interim dividend is subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:
- The dividend has been declared out of income reserves;
- The local Dividends Withholding Tax rate is 15% (fifteen per centum);
- The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- The Company has no STC credits available and the Dividend Withholding Tax of 15% will be applicable to this dividend;
- The net local dividend amount is 42.5000 SA cents (85% of 50 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax;
- Sibanye currently has 898,301,633 ordinary shares in issue;
- Sibanye's Auditors are KPMG Inc. and the individual auditor is Jacques Erasmus; and
- Sibanye's income tax reference number is 9431 292 151.

Shareholders are advised of the following dates in respect of the final dividend:
- Interim dividend number 2: 50 SA cents per share.
- Last date to trade cum dividend: Friday, 15 August 2014.
- Sterling and US dollar conversion date: Monday, 18 August 2014.
- Shares commence trading ex-dividend: Monday, 18 August 2014.
- Record date: Friday, 22 August 2014.
- Payment of dividend: Monday, 25 August 2014.

Please note that share certificates may not be dematerialised or rematerialised between Monday, 18 August 2014, and Friday, 22 August 2014, both dates inclusive.

Salient features and cost benchmarks for the six months ended 30 June 2014, 31 December 2013 and 30 June 2013

					Total	Driefontein		Kloof		Beatrix		Cooke (1 month)	
			Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Operating results													
Tons milled/treated	000'ton	Jun 2014	7,783	3,412	4,371	1,144	1,345	949	1,555	1,196	1,059	123	412
		Dec 2013	7,188	3,692	3,496	1,347	1,433	959	1,267	1,386	796	-	-
		Jun 2013	6,436	3,104	3,332	1,180	1,350	939	1,058	985	924	-	-
Yield	g/t	Jun 2014	2.8	5.9	0.4	6.7	0.5	7.9	0.5	3.8	0.4	4.5	0.2
		Dec 2013	3.3	6.0	0.5	7.0	0.6	7.8	0.6	3.8	0.4	-	-
		Jun 2013	3.2	5.9	0.6	6.3	0.7	7.5	0.7	4.0	0.3	-	-
Gold produced/sold	kg	Jun 2014	22,143	20,230	1,913	7,695	687	7,458	749	4,518	393	559	84
		Dec 2013	24,061	22,195	1,866	9,485	858	7,446	713	5,264	295	-	-
		Jun 2013	20,413	18,460	1,953	7,442	990	7,087	731	3,931	232	-	-
	000'oz	Jun 2014	711.9	650.4	61.5	247.4	22.1	239.8	24.1	145.3	12.6	18.0	2.7
		Dec 2013	773.6	713.6	60.0	304.9	27.6	239.4	22.9	169.3	9.5	-	-
		Jun 2013	656.3	593.5	62.8	239.3	31.8	227.9	23.5	126.4	7.5	-	-
Uranium produced													
	000'lb	Jun 2014	18.9	18.9	-	-	-	-	-	-	-	18.9	-
Gold price received	R/kg	Jun 2014	443,865			444,798		442,927		444,838		436,236	
		Dec 2013	420,423			420,719		419,966		420,543		-	
		Jun 2013	451,448			451,992		451,254		450,709		-	
	US$/oz	Jun 2014	1,293			1,295		1,290		1,296		1,270	
		Dec 2013	1,301			1,302		1,300		1,302		-	
		Jun 2013	1,535			1,536		1,534		1,532		-	
Operating cost	R/ton	Jun 2014	815	1,693	129	1,873	169	2,023	144	1,258	75	1,683	83
		Dec 2013	852	1,527	139	1,663	162	1,992	141	1,073	92	-	-
		Jun 2013	909	1,737	137	1,849	168	1,972	151	1,379	77	-	-
Total cash cost	R/kg	Jun 2014	291,212			287,664		267,747		325,229		377,138	
		Dec 2013	259,919			247,336		261,086		281,615		-	
		Jun 2013	289,031			288,888		262,075		339,947		-	
	US$/oz	Jun 2014	848			838		780		947		1,098	
		Dec 2013	804			765		808		872		-	
		Jun 2013	983			982		891		1,156		-	
Operating margin	%	Jun 2014	35	36	33	37	26	42	32	25	55	15	7
		Dec 2013	39	40	38	44	36	39	40	33	41	-	-
		Jun 2013	37	35	38	35	39	42	52	23	32	-	-
All-in sustaining cost	R/kg	Jun 2014	367,601			359,687		345,035		384,158		430,793	
All-in cost		Dec 2013	336,848			312,472		351,195		338,586		-	
		Jun 2013	375,036			357,424		356,690		428,777		-	
	US$/oz	Jun 2014	1,071			1,048		1,005		1,119		1,255	
		Dec 2013	1,043			967		1,087		1,048		-	
		Jun 2013	1,275			1,215		1,212		1,458		-	
All-in cost margin	%	Jun 2014	17			19		22		14		2	
		Dec 2013	20			26		16		19		-	
		Jun 2013	17			21		21		5		-	
Total capital expenditure*	R'mil	Jun 2014	1,345.7			517.9		555.9		236.1		29.6	

		Dec 2013	1,462.9			560.3	654.4	227.6	–
		Jun 2013	1,438.6			462.7	649.2	309.4	–
	US$'mil	Jun 2014	126.0			48.5	52.1	22.1	2.8
		Dec 2013	145.0			56.0	64.8	22.1	–
		Jun 2013	157.2			50.6	71.0	33.8	–

Average exchange rates for the six months ended 30 June 2014, 31 December2013 and 30 June 2013 were R10.68/US$, R10.05/US$ and R9.15/US$ respectively.
Figures may not add as they are rounded independently.
* Included in total Group capital expenditure is Corporate expenditure of R6.2 million (US$0.6m), R20.6 million (US$2.1m) and R17.3 million (US$1.9m) for the six months
  ended 30 June 2014, 31 December 2013 and 30 June 2013 respectively.

REVIEW OF OPERATIONS

Six months ended 30 June 2014 compared with the six months ended 30 June 2013

Underground Operations
Driefontein
Gold production increased by 3% to 7,695kg (247,400oz), from 7,442kg (239,300oz) for the six months ended 30 June 2013. This was primarily due to an increase in the average yield to 6.7g/t from 6.3g/t, which offset lower volumes processed. The higher yield was a result of an improvement in quality of mining factors and the fire in the March 2014 quarter, which affected production in lower grade sections.

Underground ore milled decreased by 3% to 1,144,000 tons. Throughput was lower as a result of the fire, which resulted in the loss of 40 shifts, and safety stoppages due to two fatalities. The cost of underground ore milled at R1,873/ton was only 1% higher despite the lower volumes.

Main development decreased by 12% to 7,664 metres and on-reef development of 1,727 metres was 33% lower. The closure of relatively lower grade sections of Driefontein following the fire, affected development rates in those areas and, as a result, average development values increased 19% to 1,472cm.g/t.

Cost saving initiatives, including a reduction in employees in service and a reduced reliance on contractors, resulted in underground operating costs decreasing 2% to R2,143 million (US$201 million) for the six months ended 30 June 2014.

Underground operating profit increased by 8% to R1,276 million (US$120 million) as a result of the increase in underground gold production and the reduction in costs. The underground operating margin increased to 37% from 35% for the comparative six months in 2013.

Capital expenditure increased by 8% to R476 million (US$45 million). Capital was predominantly spent on ORD, mining equipment and stabilisation of the shaft barrel at Ya Rona shaft during the December break.

Kloof
Gold production increased by 5% to 7,458kg (239,800oz) for the six months ended 30 June 2014, mostly due to an improvement in underground yields.

Underground ore milled increased by 1% to 949,000 tons and the underground yield increased by 5% to 7.9g/t due to a reduction in mining from marginal areas, together with an improvement in the mine call factor. The cost of underground ore milled increased by 3% to R2,023/ton for the six months ended 30 June 2014.

On-reef development increased by 11% to 1,925 metres and main development decreased by 7% to 9,050 metres as planned. The average development value decreased to 1,714cm.g/t from 1,821cm.g/t as a result of an increase in secondary reef development in order to delineate payable areas.

Operating costs increased by less than 4% to R1,920 million (US$180 million) as cost management initiatives offset above inflation increases in electricity and wages.

The increase in production more than offset the higher operating costs, resulting in a 3% increase in operating profit to R1,382 million (US$130 million). The operating margin was maintained at 42% despite the lower gold price.

Capital expenditure of R544 million (US$51 million) was 5% lower than for the six months ended 30 June 2013. Capital was mainly spent on ORD, safety systems and general equipment upgrades.

Beatrix
Gold production increased by 15% to 4,518kg (145,300oz) for the six months ended 30 June 2014. This was primarily due to normalisation of production at Beatrix West Section, which was severely impacted by an underground fire during the corresponding period in 2013.

Underground ore milled increased 21% to 1,196,000 tons for the six months ended 30 June 2014 due to the recovery at Beatrix West Section. The underground yield was marginally lower at 3.8g/t as planned. Unit costs decreased by 9% to R1,258/ton.

To improve flexibility, on-reef development increased by 48% to 2,792 metres across all the sections. Main development of 8,820 metres was consistent year-on-year. The average development value decreased to 991cm.g/t from 1,166cm.g/t due to the planned development in lower grade areas at the North section, in order to improve flexibility and the mining mix.

Underground operating costs increased by 11% to R1,505 million (US$141 million) due to the increase in production, mostly from Beatrix West Section.

Underground operating profit increased by 22% to R503 million (US$47 million) as a result of the increase in gold production, which offset the higher operating costs and the marginally lower average gold price received. The underground operating margin increased from 23% to 25% for the six months ended 30 June 2014.

Capital expenditure increased 23% to R232 million (US$22 million) for the six months ended 30 June 2014. The increase was predominantly due to the resumption of ORD at Beatrix West Section.

Cooke (one month since acquisition)
Gold production of 559kg (18,000oz) in June 2014, was 54% higher than the average monthly gold production during the previous five months, reflecting a good recovery from operational disruptions in the March 2014 quarter.

Underground ore milled increased 36% to123,000 tons in June, compared with the average monthly throughput of 90,500 tons for the previous five months. The underground yield was stable at 4.5g/t. As a result of the increase in tons milled, unit costs declined by 15% to R1,683/ton from an average of R1,971/ton for the five months prior to the acquisition.

Main development increased to 1,293 metres from a five month average of 1,218 metres and on-reef development increased to 694 metres from a five month average of 502 metres. The average development values were 809cm.g/t.

Operating costs for the month of June of R207 million (US$19 million) were inflated by higher winter electricity tariffs.

An operating profit of R37 million (US$4 million) was recorded in the June month. The operating margin was 15% and the Cooke Operations made a positive contribution to Group operating cash flow after capex .

Capital expenditure at the underground operations for the month of June was R26 million (US$2 million). The majority of capital was spent on ORD and infrastructure on the Uranium plant.

Surface Operations
Gold production from the Surface Operations decreased 2% to 1,913kg (61,500oz) due to lower grades at the West Wits surface operations and lower recoveries at the Driefontein plants, largely offset by an increase in throughput.

Surface throughput increased by 31% to 4,371,000 tons, with the Kloof surface plants contributing the majority of this increase following the commissioning of the Python plant in August 2013. As a result of lower processing grades and higher ore reclamation and feed costs, the Python Plant has been discontinued for maintenance and review. A decision on the plant will be made following the review. The yield from the Surface Operations decreased to 0.44g/t from 0.59g/t due to the previously mentioned grade and recovery issues at the West Wits operations.

The incorporation of one month's throughput and costs from the Cooke surface operations contributed to the 23% increase in operating costs to R566 million (US$53 million). Milling costs from the surface operations were 6% lower at R129/ton.

Operating profit declined by 31% to R291 million (US$27 million) due to the increase in costs and lower gold price and production.

Capital expenditure of R62 million was 40% lower than for the six months ended 30 June 2013, primarily due to the completion of the Python plant in 2013. This was partly offset by expenditure on the installation of a carbon-in-leach circuit at Driefontein number 2 plant, which is expected to be commissioned towards the end of the year.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated							
United States Dollars					South African Rand		
Six month periods ended					Six month periods ended		
Reviewed		Reviewed			Reviewed		Reviewed
June 2013	December 20131	June 2014		Notes	June 2014	December 20131	June 2013
1,007.1	1,006.6	920.3	Revenue		9,828.5	10,115.8	9,215.4
(639.3)	(607.9)	(593.7)	Operating costs		(6,340.4)	(6,123.8)	(5,849.5)
367.8	398.7	326.6	Operating profit		3,488.1	3,992.0	3,365.9
(151.8)	(171.5)	(139.3)	Amortisation and depreciation		(1,488.2)	(1,715.1)	(1,388.8)
216.0	227.2	187.3	Net operating profit		1,999.9	2,276.9	1,977.1
6.3	10.4	8.3	Investment income		88.7	102.5	57.8
(25.4)	(18.4)	(15.0)	Finance expenses		(159.9)	(187.2)	(233.1)
(6.6)	(3.4)	(2.8)	Net other costs		(29.8)	(35.3)	(60.3)
3.7	1.7	(14.0)	Share of results of associates after taxation	2	(149.1)	17.2	34.3
(12.6)	(19.3)	(19.5)	Share-based payments		(208.2)	(190.9)	(114.9)
1.5	(2.0)	(16.6)	(Loss)/gain on financial instruments		(177.8)	(18.0)	13.4
2.3	4.4	0.6	Gain on foreign exchange differences		5.2	3.4	20.6
185.2	200.6	128.3	Profit before non-recurring items		1,369.0	1,968.6	1,694.9
–	0.6	–	Profit on disposal of property, plant and equipment		0.2	5.1	0.4
(89.7)	–	(11.3)	Impairment	2	(119.6)	–	(821.0)
–	(3.1)	–	Loss on loss of control of subsidiary		–	(30.2)	–
(37.5)	(8.3)	(9.9)	Restructuring costs		(106.0)	(96.4)	(343.0)
–	(1.0)	(7.6)	Transaction costs		(81.5)	(9.3)	–
58.0	188.8	99.5	Profit before royalties and taxation		1,062.1	1,837.8	531.3
(18.3)	(24.9)	(18.3)	Royalties		(195.2)	(247.5)	(167.1)
39.7	163.9	81.2	Profit before taxation		866.9	1,590.3	364.2
(8.2)	(18.5)	(31.3)	Mining and income taxation		(334.2)	(181.6)	(74.6)
(29.6)	(54.8)	(40.6)	– Current taxation		(434.0)	(539.0)	(270.8)
21.4	36.3	9.3	– Deferred taxation		99.8	357.4	196.2
31.5	145.4	49.9	Profit for the period		532.7	1,408.7	289.6
			Profit for the period attributable to				

31.5	144.8	49.9	– Owners of Sibanye		532.7	1,402.4	290.0
			– Non-controlling				
–	0.6	–	interests		–	6.3	(0.4)
			Earnings per				
			ordinary share				
			(cents)				
6	20	6	Basic earnings per		69	191	51
			share				
6	19	6	Diluted earnings per		67	187	51
			share				
			Weighted average				
566,413	734,367	772,679	number of shares		772,679	734,367	566,413
			('000)				
			Diluted weighted				
			average number				
572,014	748,034	792,209	of shares ('000)		792,209	748,034	572,014
			Headline earnings per				
			ordinary share				
			(cents)	3			
			Headline				
			earnings per				
17	20	8	share		84	195	156
			Diluted headline				
17	20	8	earnings per share		82	191	154
			Weighted average				
566,413	734,367	772,679	number of shares		772,679	734,367	566,413
			('000)				
			Diluted weighted				
572,014	748,034	792,209	average number				
			of shares ('000)		792,209	748,034	572,014
9.15	10.05	10.68	Average R/US$ rate				

1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013
reviewed results from the year ended 31 December 2013 audited results.

The condensed consolidated financial statements have been prepared by the corporate accounting staff of Sibanye Gold Limited headed by Pieter Henning, Vice President Corporate Finance. This process was supervised by Charl Keyter, the Group's Chief Financial Officer.

Condensed consolidated statement of comprehensive income

Figures are in millions unless otherwise stated

United States Dollars						South African Rand
Six month periods ended						Six month periods ended
Reviewed		Reviewed		Reviewed		Reviewed
June 2013	December 20131	June 2014		June 2014	December 20131	June 2013
31.5	145.4	49.9	Profit for the period	532.7	1,408.7	289.6
			Other comprehensive			
(87.8)	(23.2)	(30.9)	income net of tax	–	–	–
			Currency translation			
(87.8)	(23.2)	(30.9)	adjustments2	–	–	–
			Total comprehensive			
(56.3)	122.2	19.0	income	532.7	1,408.7	289.6
			Total comprehensive			
			income			
			attributable to:			
(56.3)	121.6	19.0	– Owners of Sibanye	532.7	1,402.4	290.0
			– Non-controlling			
–	0.6	–	interests	–	6.3	(0.4)
9.15	10.05	10.68	Average R/US$ rate			

1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013
  reviewed results from the year ended 31 December 2013 audited results.
2 The currency translation adjustment arises on the convenience translation of the South African Rand amount to the United States Dollar. These gains and losses
  will never be reclassified to profit and loss.

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

United States Dollars					South African Rand		
Six month periods ended					Six month periods ended		
Reviewed		Reviewed			Reviewed		Reviewed
June 2013	December 20131	June 2014		Notes	June 2014	December 20131	June 2013
1,732.4	1,672.2	2,307.4	Non-current assets		24,415.9	17,289.9	17,583.7
1,537.3	1,465.3	2,009.1	Property, plant and equipment		21,255.9	15,151.0	15,603.6
–	–	79.8	Goodwill	4	844.2	–	–
25.1	26.7	0.7	Investments		7.8	276.5	254.4
143.4	153.6	192.4	Environmental rehabilitation obligation funds		2,035.7	1,588.1	1,455.6
24.8	23.1	21.3	Financial guarantee asset		224.9	238.5	251.8
1.8	3.5	4.4	Deferred taxation		46.7	35.8	18.3
333.7	261.7	222.7	Current assets		2,356.4	2,705.0	3,386.4
33.6	18.1	27.0	Inventory		285.3	187.1	340.6
89.1	94.3	75.2	Trade and other receivables		795.9	973.8	904.3
5.0	5.0	5.0	Current portion of financial guarantee asset		53.2	51.7	50.8
–	–	1.7	Assets held for sale	6	18.3	–	–
206.0	144.3	113.8	Cash and cash equivalents		1,203.7	1,492.4	2,090.7
2,066.1	1,933.9	2,530.4	Total assets		26,771.6	19,994.9	20,970.1
806.7	911.4	1,356.0	Shareholders' equity		14,346.7	9,423.4	8,188.2
923.0	675.1	759.0	Non-current liabilities		8,031.0	6,980.0	9,368.1
400.5	361.3	359.1	Deferred taxation		3,799.0	3,735.4	4,064.9
344.8	144.2	119.7	Borrowings	7	1,266.6	1,491.4	3,500.0
176.0	160.6	247.9	Environmental rehabilitation obligation		2,623.0	1,660.7	1,785.5
1.7	1.6	1.5	Post-retirement healthcare obligation		16.3	16.3	17.7
–	7.4	30.8	Share-based payment obligation		326.1	76.2	–
336.4	347.4	415.4	Current liabilities		4,393.9	3,591.5	3,413.8
225.6	200.5	279.2	Trade and other payables		2,953.6	2,073.0	2,290.2
21.5	20.0	18.5	Financial guarantee liability		195.7	206.6	217.8
40.0	74.2	56.3	Taxation and royalties payable		595.9	767.2	405.8
49.3	48.3	52.4	Current portion of borrowings	7	554.0	499.5	500.0
			Current portion of				

			share-based				
			payment				
–	4.4	9.0	obligation		94.7	45.2	–
2,066.1	1,933.9	2,530.4	Total equity and				
			liabilities		26,771.6	19,994.9	20,970.1
188.1	48.2	58.3	Net debt		616.9	498.5	1,909.3
10.15	10.34	10.58	Closing R/US$ rate				

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

United States Dollars										South African Rand
			Non-					Non-		
Stated	Other	Accumulated	controlling	Total		Total	controlling	Accumulated	Other	Stated
capital	Reserves	loss	interest	equity		equity	interest	loss	Reserves	capital
- (9,672.7)	767.6	(1,895.7)	(0.5)	(1,128.6)	Balance at 31 December 2012 (Audited)		(4.6)	(12,098.0)	2,429.9	-
-	(87.8)	31.5	-	(56.3)	Total comprehensive income for the period	289.6	(0.4)	290.0	-	-
-	-	31.5	-	31.5	Profit for the period	289.6	(0.4)	290.0	-	-
-	(87.8)	-	-	(87.8)	Other comprehensive income net of tax	-	-	-	-	-
1,955.3	-	-	-	1,955.3	Shares subscription	17,245.8	-	-	-	17,245.8
-	12.6	-	-	12.6	Share-based payments	114.9	-	-	114.9	-
					Transactions with non-					
-	-	-	0.1	0.1	controlling interests	1.0	1.0	-	-	-
-	-	23.6	-	23.6	Transactions with shareholder	209.6	-	209.6	-	-
1,955.3	692.4	(1,840.6)	(0.4)	806.7	Balance at 30 June 2013 (Reviewed)	8,188.2	(4.0)	(11,598.4)	2,544.8	17,245.8
					Total comprehensive income for					
-	(23.2)	144.8	0.6	122.2	the period	1,408.7	6.3	1402.4	-	-
-	-	144.8	0.6	145.4	Profit for the period	1,408.7	6.3	1402.4	-	-
-	(23.2)	-	-	(23.2)	Other comprehensive income net of tax	-	-	-	-	-
- (271.9)	-	(27.1)	-	(27.1)	Dividends paid		-	(271.9)	-	-
-	9.6	-	-	9.6	Share-based payments	98.5	-	-	98.5	-
					Transactions with non-					
-	-	-	0.2	0.2	controlling interests	2.0	2.0	-	-	-
- (2.1)	-	-	(0.2)	(0.2)	Loss of control of subsidiary		(2.1)	-	-	-
1,955.3	678.8	(1,722.9)	0.2	911.4	Balance at 31 December 2013 (Audited)	9,423.4	2.2	(10,467.9)	2,643.3	17,245.8
					Total comprehensive income for					
-	(30.9)	49.9	-	19.0	the period	532.7	-	532.7	-	-
-	-	49.9	-	49.9	Profit for the period	532.7	-	532.7	-	-
-	(30.9)	-	-	(30.9)	Other comprehensive income net of tax	-	-	-	-	-
- (555.2)	-	(51.6)	-	(51.6)	Dividends paid		-	(555.2)	-	-
433.3	-	-	-	433.3	Shares issued (refer note 4)	4,488.8	-	-	-	4,488.8
-	-	-	35.0	35.0	Acquisition of subsidiary with					
					non-controlling interest					
					(refer note 4)	362.1	362.1	-	-	-
-	8.9	-	-	8.9	Share-based payments	94.9	-	-	94.9	-
2,388.6	656.8	(1,724.6)	35.2	1,356.0	Balance at 30 June 2014 (Reviewed)	14,346.7	364.3	(10,490.4)	2,738.2	21,734.6

Condensed consolidated statement of cash flows

United States Dollars						South African Rand
Six month periods ended						Six month periods ended
	Reviewed	Reviewed		Reviewed		Reviewed
June 2013 December 20131	December 20131	June 2014		June 2014		June 2013
			Cash flows from operating activities			
326.3	390.4	306.1	Cash generated by operations	3,269.4	3,854.6	2,985.4
(0.1)	(0.2)	-	Post-retirement healthcare payments	(0.5)	(2.1)	(0.6)
-	(0.4)	(5.9)	Cash-settled share-based payments paid	(63.5)	(3.9)	-
78.4	(19.2)	63.7	Change in working capital	680.4	(149.0)	717.7
404.6	370.6	363.9	Cash generated by operating activities	3,885.8	3,699.6	3,702.5
-	5.0	2.5	Guarantee fee received	27.2	47.0	-
2.7	3.9	3.5	Interest received	37.5	38.3	25.0
(20.8)	(13.2)	(8.3)	Interest paid	(88.6)	(135.7)	(190.6)
(5.8)	(20.1)	(23.7)	Royalties paid	(253.0)	(195.8)	(53.2)
(8.1)	(23.7)	(51.7)	Taxation paid	(551.8)	(230.8)	(74.0)
-	(27.1)	(52.0)	Dividends paid	(555.2)	(271.9)	-
372.6	295.4	234.2	Net cash flows from operating activities	2,501.9	2 950.7	3 409.7
			Cash flows from investing activities			
(157.2)	(145.0)	(126.0)	Additions to property, plant and equipment	(1,345.7)	(1,462.9)	(1,438.6)
0.2	0.5	-	Proceeds on disposal of property, plant and equipment	0.2	5.2	1.7
(10.0)	(9.0)	-	Contributions to funds and payment of environmental rehabilitation obligation	-	(91.1)	(91.7)
-	-	(39.7)	Investment in subsidiary (refer note 5)	(415.3)	-	-
-	0.6	-	Cash flow on loss of control of subsidiary	-	5.9	-
-	-	(15.6)	Loans granted to subsidiary prior to acquisition (refer note 4)	(161.2)	-	-
-	-	3.6	Cash acquired on acquisition of subsidiaries (refer note 4 and 5)	37.4	-	-
(167.0)	(152.9)	(177.7)	Net cash flows from investing activities	(1,884.6)	(1,542.9)	(1,528.6)
			Cash flows from financing activities			
1,955.3	-	-	Shares issued on unbundling	-	-	17,245.8
(638.3)	(386.7)	(84.8)	Loans repaid (refer note 7)	(906.0)	(4,000.0)	(5,840.0)
614.3	179.5	-	Loans raised (refer note 7)	-	2,000.0	5,620.0
(1,939.7)	-	-	Related party loans repaid	-	-	(17,108.0)
-	(0.9)	-	Financing costs capitalised	-	(9.1)	-
-		0.3	Shares issued to non- -interest	-	3.0	-
(8.4)	(207.8)	(84.8)	Net cash flows from financing activities	(906.0)	(2,006.1)	(82.2)

197.2	(65.3)	(28.3)	Net cash (utilised)/generated	(288.7)	(598.3)	1,798.9
			Effect of exchange rate			
			fluctuations on			
(25.2)	3.6	(2.2)	cash held	–	–	–
			Cash and cash			
			equivalents at			
34.0	206.0	144.3	beginning of period	1,492.4	2, 090.7	291.8
			Cash and cash			
			equivalents at			
206.0	144.3	113.8	end of period	1,203.7	1,492.4	2,090.7
9.15	10.05	10.68	Average R/US$ rate			
10.15	10.34	10.58	Closing R/US$ rate			

1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013
  reviewed results from the year ended 31 December 2013 audited results.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Basis of accounting and preparation
The condensed consolidated interim financial statements for the six months ended 30 June 2014 have been prepared
in accordance with International Financial Reporting Standards ("IFRS"), IAS 34 Interim Financial Reporting, the
SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as
issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. The
accounting policies used in the preparation of these condensed consolidated interim financial statements are in
terms of IFRS and are consistent with those applied in the preparation of the audited consolidated financial
statements of Sibanye ("the Group") for the year ended 31 December 2013, except for the adoption of applicable
revised and/or new standards issued by the International Accounting Standards Board. The newly adopted standards
did not materially impact the Group's financial results, other than disclosures.

The condensed consolidated income statement and statements of comprehensive income and cash flows for the six
months ended 31 December 2013 were prepared by subtracting the reviewed complete consolidated financial
statements for the period ended 30 June 2013 from the audited complete consolidated financial statements for the
year ended 31 December 2013. The statement of financial position for 31 December 2013 was extracted from the
audited complete consolidated financial statements for the year ended 31 December 2013.

The translation of the financial statements into US Dollar is based on the average exchange rate for the period
for the income statement, statement of other comprehensive income and statement of cash flows and the period-end
closing exchange rate for the statement of financial position items. Exchange differences on translation are
accounted for in the statement of comprehensive income. This information is provided as supplementary
information only.

2. Investment in Rand Refinery Proprietary Limited
Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited ("Rand Refinery") which is accounted for using
the equity method. Sibanye's share of profits for the six months ended 30 June 2014 was R45.9 million
(US$4.3 million) based on Rand Refinery's most recent available unaudited management accounts.

Following the adoption of a new Enterprise Resource Planning ("ERP") system in 2013, Rand Refinery experienced
implementation difficulties which led to a difference between the actual inventory and the accounting records of
approximately 87,000oz of gold (the "Imbalance") as at the most recent practical date. Uncertainty around the
true inventory position has prevented Rand Refinery from finalising its annual financial statements for the year
ended 30 September 2013. Accordingly there is uncertainty surrounding the results of associate after tax
recognised in profit and loss.

Due to the uncertainty around Rand Refinery's inventory and the time it is taking to resolve this matter, Sibanye
has assumed a 50% probability that the 87,000oz gold Imbalance will not be recovered. Sibanye's share of the
loss adjustment is R196.4 million (US$18.4 million). This amount is partly offset by Sibanye's R45.9 million
(US$4.3 million) share of Rand Refinery's profits, resulting in a net loss of R150.5 million (US$14.1 million)
which has been recognised in profit and loss for the period.

Due to the above mentioned uncertainty, AngloGold Ashanti Limited (42.4% shareholding), Sibanye, Harmony Gold
Mining Company Limited (11.3% shareholding) and Gold Fields Operations Limited (2.8% shareholding) (together,
the "Financing Shareholders") collectively agreed on 23 July 2014 to offer financial support to Rand Refinery in
the form of an irrevocable subordinated loan of up to R1.2 billion (the "Facility"). Rand Refinery can only draw
on the Facility when there is confirmation that an actual Imbalance exists. Any amounts drawn under the Facility
are repayable within two years from the first draw down date. If the loan is not repaid within the two years, it
will automatically convert into equity in Rand Refinery. Interest under the Facility will be at Jibar plus a
margin of 3.5%. Sibanye has subordinated all claims it might have against Rand Refinery as part of the Facility
agreement.

The request by Rand Refinery to the shareholders to provide the Facility is an indicator of impairment. As
Sibanye's proportional share of the Facility, R448.8 million (US$42.4 million) exceeds the carrying value of the
investment, a decision has been taken to fully impair the remaining carrying value of the investment in Rand
Refinery of R119.6 million (US$11.3 million).

The movement relating to the investment in Rand Refinery for the period is as follows:

Figures are in millions unless otherwise stated						
United States Dollars						South African Rand
Six month periods ended						Six month periods ended
Reviewed		Reviewed		Reviewed		Reviewed
June 2013	December 2013[1]	June 2014		June 2014	December 2013[1]	June 2013
25.5	24.9	26.1	Balance at the beginning of the period	270.1	252.9	218.6
3.7 (150.5)	1.7	(14.1)	Share of results of the associate after taxation		17.2	34.3
– (119.6)	–	(11.3)	Impairment		–	–
(4.3)	(0.5)	(0.7)	Translation adjustment	–	–	–
24.9	26.1	–	Balance at the end of the period	–	270.1	252.9

1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013 reviewed results from the year ended 31 December 2013 audited results.

3. Reconciliation of headline earnings with profit for the period

Figures are in millions unless otherwise stated						
United States Dollars						South African Rand
Six month periods ended						Six month periods ended
Reviewed		Reviewed		Reviewed		Reviewed
June 2013	December 2013[1]	June 2014		June 2014	December 2013[1]	June 2013
31.5	144.8	49.9	Profit attributable to owners of Sibanye	532.7	1,402.4	290.0
–	(0.6)	–	Profit on disposal of property, plant and equipment	(0.2)	(5.1)	(0.4)
89.7	–	11.3	Impairment	119.6	–	821.0
–	3.1	–	Loss on loss of control of subsidiary	–	30.2	–
(25.1)	0.2	–	Taxation effect of remeasurement items	0.1	1.4	(229.8)
96.1	147.5	61.2	Headline earnings	652.2	1,428.9	880.8
9.15	10.05	10.68	Average R/US$ rate			

1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013 reviewed results from the year ended 31 December 2013 audited results.

4. Cooke Operations Acquisition
On 15 May 2014 all conditions precedent to the acquisition of Gold One's 76% shareholding in, and the Gold One Group claims against, Newshelf 1114 Proprietary Limited ("Newshelf") were fulfilled. Newshelf holds a 100% shareholding in Rand Uranium Proprietary Limited and Ezulwini Mining Company Proprietary Limited, the activities of these companies include the Cooke Operations.

On completion of the Newshelf black economic empowerment structure, Sibanye will have a 74% interest in Newshelf. The current balance of 24% not owned by Sibanye forms part of the Newshelf black economic empowerment structure and is reflected as the non-controlling interest.

As consideration for the acquisition of the Cooke Operations, Sibanye issued 156,894,754 new Sibanye ordinary shares at R28.61, representing 17% of Sibanye's issued share capital, on a fully diluted basis to Gold One.

The acquisition is forecast to be earnings accretive, will increase Sibanye's annual gold production, and enhance existing operational flexibility, by leveraging Sibanye's existing assets in the West Wits region. The transaction will also facilitate the optimal development of the West Rand Tailings Retreatment Project ("WRTRP"), enhancing the return on investment from Sibanye's surface processing facilities and reducing a future environmental liability.

For the month ended 30 June 2014, the Cooke Operations contributed revenue of R280.5 million (US$26.3 million) and profit of R0.3 million (US$nil) to the Group's results.

The purchase price allocation has been prepared on a provisional basis in accordance with IFRS 3 Business Combinations ("IFRS 3").

If new information, obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the about amounts, or any additional provisions that existed at acquisition date, then the accounting for the acquisition will be revised.

Consideration transferred
The following table summarises the acquisition date fair value of each major class of consideration transferred:

Figures are in millions unless otherwise stated	South African Rand	United States Dollars1
Equity instruments (156,894,754 ordinary shares)	4,488.8	433.3
Loans advanced pre-acquisition	161.2	15.6
Total consideration transferred	4,650.0	448.9

1 The exchange rate on 15 May 2014 was R10.36/US$.

Acquisition related costs
The Group incurred acquisition related costs of R81.5 million (US$7.6 million) on advisory and legal fees.
These costs are recognised as "transaction costs" in profit and loss.

Identified assets acquired and liabilities assumed
The following table summarises the fair value of assets acquired and liabilities assumed at the acquisition date:

Figures are in millions unless otherwise stated	South African Rand	United States Dollars1
Property, plant and equipment	5,564.1	537.1
Environmental rehabilitation obligation funds	346.0	33.4
Inventories	77.6	7.5
Trade and other receivables	152.5	14.7
Cash and cash equivalents	31.8	3.1
Deferred taxation	(152.5)	(14.7)
Borrowings	(696.2)	(67.2)
Environmental rehabilitation obligation	(667.8)	(64.5)
Trade and other payables	(486.2)	(47.0)
Taxation and royalties payable	(1.4)	(0.1)
Total identifiable net assets acquired	4,167.9	402.3

1 The exchange rate on 15 May 2014 was R10.36/US$.

Goodwill
Goodwill arising from the acquisition has been recognised as follows:

Figures are in millions unless otherwise stated	South African Rand	United States Dollars1
Consideration transferred	4,650.0	448.9
Fair value of identifiable net assets	(4,167.9)	(402.3)
Non-controlling interest in their proportionate interest in		
the recognised amounts of the assets and liabilities of the		
Cooke Operations	362.1	35.0
Goodwill	844.2	81.6

1 The exchange rate on 15 May 2014 was R10.36/US$.

The allocation of goodwill to the various cash generating units has not been completed. None of the goodwill
recognised is expected to be deducted for tax purposes
.

5. Witwatersrand Consolidated Gold Resources Limited Acquisition

Sibanye announced on 11 December 2013 that it had offered to acquire the entire issued share capital of Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") for a cash consideration of R11.55 per Wits Gold share. The transaction was subject to the fulfilment of various conditions precedent which were completed on 14 April 2014.

Sibanye was required to deposit the full Scheme Consideration into an escrow account to comply with regulations 111(4) and 111(5) of the Companies Act Regulations, 2011. As at 31 December 2013, R410 million (US$40 million) was held in the escrow account and formed part of the Group's cash and cash equivalents balance as reported at 31 December 2013.

On 13 March 2014, at the Wits Gold shareholders meeting, the shareholders of Wits Gold approved the proposed transaction by voting in favour of the various resolutions to give effect to the transaction.

On 14 April 2014, Sibanye paid R400.5 million (US$38.3 million) to the Wits Gold shareholders and obtained control (100%) of Wits Gold. Wits Gold is not a business as defined in IFRS and thus the acquisition is considered to be outside the scope of IFRS 3 Business Combinations. The acquisition was accounted for as an asset acquisition in which the consideration paid for the acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Transaction related expenses of R14.8 million (US$1.4 million) have been capitalised.

The majority of the Wits Gold resources are adjacent to the Beatrix Operation and, through synergies with existing operations and infrastructure, will secure the long-term future of Beatrix.

During the two months ended 30 June 2014 Wits Gold contributed profit after tax of R1.4 million (US$0.1 million). The profit after tax resulted from the management fee received from Southgold Exploration Proprietary Limited ("Southgold") while the Burnstone gold mine ("Burnstone") was under business rescue.

The consideration paid and the assets acquired and liabilities assumed at the acquisition date are as follows:

Figures are in millions unless otherwise stated	South African Rand	United States Dollars1
Cash	415.3	39.7
Total consideration paid	415.3	39.7

1 The exchange rate on 14 April 2014 was R10.46/US$.

Figures are in millions unless otherwise stated	South African Rand	United States Dollars1
Property, plant and equipment	472.7	45.2
Trade and other receivables	1.7	0.2
Cash and cash equivalents	5.6	0.5
Borrowings	(40.0)	(3.8)
Trade and other payables	(24.7)	(2.4)
Total identified net assets acquired	415.3	39.7

1 The exchange rate on 14 April 2014 was R10.46/US$.

6. Disposal group held for sale
The group committed to a plan to sell the majority of the assets relating to the two hospitals owned by the group, being Leslie Williams Memorial Hospital, a division of Sibanye Gold Limited and St Helena Hospital Proprietary Limited ("St Helena Private Hospital") a wholly owned subsidiary. Accordingly, the assets that have been identified to be sold from these hospitals are presented as a disposal group held for sale. The disposal group will be sold to African Healthcare for a cash consideration of R18.3 million (US$1.7 million). African Healthcare Proprietary Limited ("African Healthcare") took over the management of these facilities on 1 July 2014.

Assets of the disposal group held for sale
At 30 June 2014, the disposal group was stated at its carrying value, being lower than its fair value less cost to sell, and consisted of the following assets:

Figures are in millions unless otherwise stated	South African Rand	United States Dollars
Property, plant and equipment	13.1	1.2
Inventory	5.2	0.5
Assets held for sale	18.3	1.7

There are no cumulative incomes or expenses included in other comprehensive income relating to the disposal group.

7. Borrowings

Figures are in millions unless otherwise stated						
United States Dollars				South African Rand		
Six month periods ended				Six month periods ended		
Reviewed		Reviewed		Reviewed		Reviewed
June 2013	December 2013[1]	June 2014		June 2014	December 2013[1]	June 2013
			Balance at the beginning			
492.5	394.1	192.5	of the period	1,990.9	4,000.0	4,220.0
			Borrowings acquired on			
–	–	71.0	acquisition of subsidiaries	736.2	–	–
614.3	179.5	–	Loans raised	–	2,000.0	5,620.0
–	179.5	–	R4.5 billion Facilities	–	2,000.0	–
			Bridge Loan Facilities and			
614.3	–	–	other facilities	–	–	5,620.0
(638.3)	(386.7)	(84.8)	Loans repaid	(906.0)	(4,000.0)	(5,840.0)
–	–	(57.7)	Cooke borrowings	(616.0)	–	–
–	–	(3.7)	Wits Gold borrowings	(40.0)	–	–
–	–	(23.4)	R4.5 billion Facilities	(250.0)	–	–
			Bridge Loan Facilities and			
(638.3)	(386.7)	–	other facilities	–	(4,000.0)	(5,840.0)
–	–	(0.4)	Franco-Nevada settlement (non-cash)	(4.2)	–	–
–	(0.9)	–	Financing costs capitalised	–	(9.1)	–
(74.4)	6.5	(6.2)	Translation adjustment	3.7	–	–
394.1	192.5	172.1	Gross borrowings	1,820.6	1,990.9	4,000.0
(49.3)	(48.3)	(52.4)	Current portion of borrowings	(554.0)	(499.5)	(500.0)
344.8	144.2	119.7	Non-current borrowings	1,266.6	1,491.4	3,500.0

1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013 reviewed results from the year ended 31 December 2013 audited results.

8. Mineral reserves and resources
There were no material changes to the Reserves and Resources of the Kloof, Driefontein and Beatrix operations from what was previously reported by the Group at 31 December 2013.

The Wits Gold acquisition added 42.1Moz and 8.5Moz of gold Resources and Reserves respectively.

As a result of the Cooke acquisition the Group acquired gold Resources of 21.7Moz, gold Reserves of 4.5Moz, uranium Resources of 105.6Mlb and uranium Reserves of 59.7Mlb during May 2014.

9. Events after the reporting date
There were no events that could have a material impact on the financial results of the Group after 30 June 2014, other than those disclosed below:

Dividend declared
An interim dividend in respect of the six months ended 30 June 2014 of 50 cents per share was approved by the Board on 30 July 2014. This dividend will be paid on 25 August 2014. The interim dividend will be subject to Dividend Withholding Tax.

Burnstone Acquisition
On 5 July 2013 Wits Gold announced to its shareholders that it had submitted a final binding offer ("the Offer") to Mr Peter van den Steen, the business rescue practitioner of Southgold, to acquire Southgold, the sole owner of Burnstone located in South Africa's Mpumalanga Province. The Offer was included in the business rescue plan that was approved by the creditors of Southgold on 11 July 2013. Sibanye successfully concluded its detailed due diligence investigation in relation to Southgold and took the final decision to proceed with the acquisition of Southgold.

All the outstanding conditions precedent were met on 1 July 2014, and Sibanye, through its subsidiary Wits Gold, took control (100%) of Burnstone from this date. Sibanye acquired all of the issued shares of Southgold together with all shareholder and inter-group loans against Southgold for a purchase consideration of R100.00. Wits Gold was required to fund R77.2 million (US$7.25 million) for the settlement of all outstanding creditors of Southgold. As at 30 June 2014 the R77.2 million (US$7.25 million) was held in escrow accounts and forms part of the Group's cash and cash equivalents.

As Southgold came out of business rescue its statement of financial position should primarily consist of property, plant and equipment, the Southgold Debt and rehabilitation obligations. Sibanye still needs to determine the fair value of the assets acquired and liabilities assumed.

Wits Gold has to fund up to R950 million by means of a loan ("Wits Gold Loan"), over time, as working capital to support the production plan. The Wits Gold Loan will attract interest at Jibar plus a margin of 4%.

Southgold will have bank debt of R1,883.9 million (US$178.1 million) (the "Southgold Debt") of which R1.8 million (US$0.2 million) was settled on 1 July 2014. The Southgold Debt will be interest free at first and will attract interest at Libor plus a margin of 4% from 1 July 2017. The Southgold Debt is fully secured against the assets of Southgold and there is no recourse to the Sibanye Group.

The first 90% of Burnstone's free cash flow will be used to repay the Wits Gold Loan and the balance of 10% to repay the Southgold Debt. On settlement of the Wits Gold Loan and interest, Southgold Debt will be repaid from 30% of Burnstone's free cash flow and the balance will be paid to Wits Gold.

Disposal of hospitals
Refer to note 6 for the completion of the sale of the hospitals subsequent to 30 June 2014.

10. Liquidity
The Group's current liabilities exceeded its current assets by R2,037.5 million (US$192.7 million) as at 30 June 2014. Current liabilities at 30 June 2014 include the financial guarantee liability of R195.7 million (US$18.5 million) which does not reflect the true liquidity of Sibanye per se, as Sibanye believes that Gold Fields Limited ("Gold Fields") is currently in the position to meet its obligations under its US$1 billion 4.875% guaranteed notes.

The current portion of borrowings of R554.0 million (US$52.4 million) includes the two semi-annual repayments of R250.0 million (US$23.6 million) which is only due and payable in December 2014 and June 2015 respectively.

Sibanye generated cash from operating activities of R2,501.9 million (US$ 234.2 million) for the six months ended 30 June 2014. If the acquisition related cash outflows during the last six months were added back to the cash flows, the group would have had R1,232.5 million (US$116.7 million) in additional cash on the statement of financial position, confirming the strong cash generating ability of the Group. Over and above the Group has committed unutilised debt facilities of R2.5 billion (US$236 million) at 30 June 2014.

The Directors believe that the cash-generated by its operations and the remaining balance of the Company's revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

11. Auditors review
The condensed consolidated interim financial statements of Sibanye for the six month period ended 30 June 2014 as set out in this report have been reviewed by the Company's auditor, KPMG Inc., on which an unmodified review conclusion was expressed. A copy of their review report is available for inspection at the Company's registered office.

The auditor's report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the Company's registered office.

SEGMENTAL OPERATING AND FINANCIAL RESULTS

Segment income statement

Figures are in millions unless otherwise stated												
						For the six months ended						
United States Dollars						30 June 2014 (Reviewed)					South African Rand	
Cor- porate	Cooke	Beatrix	Kloof	Drie- fontein	Group		Group	Drie- fontein	Kloof	Beatrix	Cooke (1 month)	Cor- porate
-	26.3	204.5	340.4	349.1	920.3	Revenue	9,828.5	3,728.3	3,635.1	2,184.6	280.5	-
-	22.8	188.1	309.1	320.1	840.1	Underground	8,972.0	3,418.8	3,301.7	2,007.5	244.0	-
-	3.5	16.4	31.3	29.0	80.2	Surface	856.5	309.5	333.4	177.1	36.5	-
- (593.7)	(22.6)	(148.3)	(200.8)	(222.0)		Operating costs	(6,340.4)	(2,370.5)	(2,144.5)	(1,584.2)	(241.2)	-
- (540.8)	(19.4)	(140.9)	(179.8)	(200.7)		Underground	(5,774.9)	(2,143.1)	(1,920.2)	(1,504.6)	(207.0)	-
- (52.9)	(3.2)	(7.4)	(21.0)	(21.3)		Surface	(565.5)	(227.4)	(224.3)	(79.6)	(34.2)	-
-	3.7	56.2	139.6	127.1	326.6	Operating profit	3,488.1	1,357.8	1,490.6	600.4	39.3	-
-	3.5	47.2	129.5	119.8	300.0	Underground	3,197.1	1,275.7	1,381.5	502.9	37.0	-
-	0.2	9.0	10.1	7.3	26.6	Surface	291.0	82.1	109.1	97.5	2.3	-
						Amortisation						
(1.5) (139.3)	(3.0)	(21.1)	(62.5)	(51.2)		and depreciation	(1,488.2)	(547.1)	(667.8)	(225.6)	(31.4)	(16.3)
						Net operating						
(1.5)	0.7	35.1	77.1	75.9	187.3	profit	1,999.9	810.7	822.8	374.8	7.9	(16.3)
2.9	0.2	1.1	1.9	2.2	8.3	Investment income	88.7	23.6	20.2	11.6	2.0	31.3
- (15.0)	(0.5)	(1.8)	(6.0)	(6.7)		Finance expenses	(159.9)	(71.2)	(64.3)	(18.9)	(5.0)	(0.5)
(18.9) (32.9)	(0.4)	(4.2)	(4.3)	(5.1)		Other costs	(351.5)	(54.7)	(45.6)	(45.3)	(4.2)	(201.7)
(11.6) (19.5)	-	(2.1)	(2.7)	(3.1)		Share-based payments	(208.2)	(33.5)	(28.5)	(22.8)	-	(123.4)
(20.7) (28.7)	-	0.2	-	(8.2)		Non-recurring items	(306.9)	(86.2)	(0.1)	1.9	-	(222.5)
- (18.3)	(0.1)	(3.3)	(8.0)	(6.9)		Royalties	(195.2)	(74.1)	(84.8)	(35.0)	(1.3)	-
(4.4) (40.6)	-	(5.3)	(17.5)	(13.4)		Current taxation	(434.0)	(143.3)	(187.4)	(56.4)	-	(46.9)
6.8	0.1	(0.5)	1.8	1.1	9.3	Deferred taxation	99.8	11.4	19.4	(5.2)	0.9	73.3
(47.4)	-	19.2	42.3	35.8	49.9	Profit for the period	532.7	382.7	451.7	204.7	0.3	(506.7)
						Profit attributable to:						
					49.9	Owners of Sibanye	532.7					
						Non-controlling						
					-	interests	-					
						Capital expenditure						
(0.5) (126.0)	(2.8)	(22.1)	(52.1)	(48.5)		Total expenditure	(1,345.7)	(517.9)	(555.9)	(236.1)	(29.6)	(6.2)
(0.5) (1.6) (34.7)		(4.1)	(11.9)	(16.6)		Sustaining capital	(371.5)	(177.7)	(126.6)	(44.2)	(16.8)	(6.2)
						Ore reserve						
- (1.2) (91.3)	(1 month)	(18.0)	(40.2)	(31.9)		development	(974.2)	(340.2)	(429.3)	(191.9)	(12.8)	-

The average exchange rate for the six months ended 30June2014 was R10.68/US$.

					Figures are in millions unless otherwise stated					
					For the six months ended					
United States Dollars					31 December 2013[1]				South African Rand	
Cor-			Drie-				Drie-			Cor-
porate	Beatrix	Kloof	fontein	Group		Group	fontein	Kloof	Beatrix	porate
–	233.9	338.9	433.8	1,006.6	Revenue	10,115.8	4,351.5	3,426.5	2,337.8	–
–	221.5	309.4	398.5	929.4	Underground	9,331.3	3,990.5	3,127.1	2,213.7	–
–	12.4	29.5	35.3	77.2	Surface	784.5	361.0	299.4	124.1	–
–	(155.3)	(207.4)	(245.3)	(607.9)	Operating costs	(6,123.8)	(2,473.0)	(2,089.8)	(1,561.0)	–
–	(148.0)	(189.6)	(222.3)	(559.8)	Underground	(5,639.1)	(2,240.6)	(1,910.8)	(1,487.7)	–
–	(7.3)	(17.8)	(23.0)	(48.1)	Surface	(484.7)	(232.4)	(179.0)	(73.3)	–
–	78.6	131.5	188.5	398.7	Operating profit	3,992.0	1,878.5	1,336.7	776.8	–
–	73.5	119.8	176.2	369.6	Underground	3,692.2	1,749.9	1,216.3	726.0	–
–	5.1	11.7	12.3	29.1	Surface	299.8	128.6	120.4	50.8	–
					Amortisation					
(1.2)	(23.7)	(63.1)	(83.5)	(171.5)	and depreciation	(1,715.1)	(832.5)	(628.6)	(242.2)	(11.8)
(1.2)	54.9	68.4	105.0	227.2	Net operating profit	2,276.9	1,046.0	708.1	534.6	(11.8)
2.0	2.0	3.1	3.3	10.4	Investment income	102.5	32.8	30.6	19.6	19.5
(0.1)	(3.2)	(6.5)	(8.5)	(18.4)	Finance expenses	(187.2)	(87.0)	(67.2)	(31.9)	(1.1)
3.6	2.5	(3.0)	(2.4)	0.7	Other costs	(32.7)	(32.9)	(30.1)	(22.1)	52.5
(10.6)	(2.5)	(2.8)	(3.4)	(19.3)	Share-based payments	(190.9)	(33.8)	(28.0)	(24.3)	(104.8)
(8.7)	(0.5)	(2.8)	0.2	(11.8)	Non-recurring items	(130.8)	2.4	(31.5)	(5.2)	(96.6)
–	(5.7)	(6.7)	(12.6)	(24.9)	Royalties	(247.5)	(124.3)	(67.9)	(55.3)	–
(1.1)	(10.0)	(12.0)	(31.6)	(54.8)	Current taxation	(539.0)	(309.3)	(122.9)	(96.4)	(10.4)
4.2	10.6	6.6	14.9	36.3	Deferred taxation	357.4	143.5	61.7	113.0	39.2
(11.9)	48.1	44.4	64.8	145.4	Profit for the period	1,408.7	637.4	452.8	432.0	(113.5)
					Profit attributable to:					
(12.5)	48.1	44.4	64.8	144.8	Owners of Sibanye	1,402.4	637.4	452.8	432.0	(119.8)
					Non-controlling					
0.6	–	–	–	0.6	interests	6.3	–	–	–	6.3
					Capital expenditure					
(2.1)	(22.1)	(64.8)	(56.0)	(145.0)	Total expenditure	(1,462.9)	(560.3)	(654.4)	(227.6)	(20.6)
(2.1)	(9.4)	(22.6)	(20.0)	(54.2)	Sustaining capital	(543.4)	(198.3)	(228.7)	(95.8)	(20.6)
					Ore reserve					
–	(12.7)	(42.2)	(36.0)	(90.8)	development	(919.5)	(362.0)	(425.7)	(131.8)	–

1 The amounts for the six months ended 31 December 2013 have not been reviewed, however they have been prepared by subtracting the six months ended 30 June 2013
  reviewed results from the year ended 31 December 2013 audited results.
The average exchange rate for the six months ended 31 December 2013 was R10.05/US$.

Segment income statement (continued)

Figures are in millions unless otherwise stated										
					For the six months ended					
United States Dollars					30 June 2013 (Reviewed)				South African Rand	
Cor-porate	Beatrix	Kloof	Drie-fontein	Group		Group	Drie-fontein	Kloof	Beatrix	Cor-porate
–	205.0	385.6	416.5	1,007.1	Revenue	9,215.4	3,811.2	3,527.9	1,876.3	–
–	193.6	349.5	367.6	910.7	Underground	8,333.4	3,363.7	3,198.0	1,771.7	–
–	11.4	36.1	48.9	96.4	Surface	882.0	447.5	329.9	104.6	–
–	(156.3)	(219.8)	(263.2)	(639.3)	Operating costs	(5,849.5)	(2,408.2)	(2,010.9)	(1,430.4)	–
–	(148.5)	(202.3)	(238.4)	(589.2)	Underground	(5,391.4)	2,181.3	(1,851.3)	(1,358.8)	–
–	(7.8)	(17.5)	(24.8)	(50.1)	Surface	(458.1)	(226.9)	(159.6)	(71.6)	–
–	48.7	165.8	153.3	367.8	Operating profit	3,365.9	1,403.0	1,517.0	445.9	–
–	45.1	147.2	129.2	321.5	Underground	2,942.0	1,182.4	1,346.7	412.9	–
–	3.6	18.6	24.1	46.3	Surface	423.9	220.6	170.3	33.0	–
					Amortisation					
(1.0)	(31.2)	(51.1)	(68.4)	(151.8)	and depreciation	(1,388.8)	(625.5)	(467.9)	(285.9)	(9.5)
(1.0)	17.5	114.7	85.0	216.0	Net operating profit	1,977.1	777.5	1,049.1	160.0	(9.5)
1.2	0.9	1.8	2.4	6.3	Investment income	57.8	22.2	16.8	7.9	10.9
(0.1)	(4.5)	(9.3)	(11.6)	(25.4)	Finance expenses	(233.1)	(106.6)	(85.1)	(40.9)	(0.5)
11.0	(2.0)	(4.4)	(3.7)	0.9	Other costs	8.0	(34.0)	(40.4)	(18.3)	100.7
(5.6)	(1.9)	(2.1)	(3.0)	(12.6)	Share-based payments	(114.9)	(27.3)	(19.2)	(17.5)	(50.9)
(1.4)	(97.8)	(10.3)	(17.7)	(127.2)	Non-recurring items	(1,163.6)	(162.0)	(94.1)	(894.9)	(12.6)
–	(1.5)	(8.7)	(8.1)	(18.3)	Royalties	(167.1)	(74.0)	(79.2)	(13.9)	–
(0.1)	(0.1)	(16.5)	(12.9)	(29.6)	Current taxation	(270.8)	(118.4)	(150.6)	(1.1)	(0.7)
(1.6)	24.4	(4.7)	3.3	21.4	Deferred taxation	196.2	30.5	(43.4)	223.3	(14.2)
2.5	(65.1)	60.5	33.7	31.5	Profit for the period	289.6	307.9	553.9	(595.4)	23.2
					Profit attributable to					
2.5	(65.1)	60.5	33.7	31.5	Owners of Sibanye	290.0	307.9	553.9	(595.4)	23.6
					Non-controlling					
–	–	–	–	–	interests	(0.4)	–	–	–	(0.4)
					Capital expenditure					
(1.9)	(33.8)	(71.0)	(50.6)	(157.2)	Total expenditure	(1,438.6)	(462.7)	(649.2)	(309.4)	(17.3)
(1.9)	(11.5)	(25.3)	(13.3)	(51.9)	Sustaining capital	(475.1)	(121.9)	(231.1)	(104.8)	(17.3)
					Ore reserve					
–	(22.3)	(45.7)	(37.2)	(105.3)	development	(963.5)	(340.8)	(418.1)	(204.6)	–

The average exchange rate for the six months ended 30 June 2013 was R9.15/US$.

Cost benchmarks for the six months ended 30 June 2014 compared to previous periods

Figures are in South African rand millions unless otherwise stated

			Group	Driefontein	Kloof	Beatrix	Cooke (1 month)
Operating cost1		June 2014	6,340.4	2,370.5	2,144.5	1,584.2	241.2
		Dec 2013	6,123.8	2,473.0	2,089.8	1,561.0	-
		June 2013	5,849.5	2,408.2	2,010.9	1,430.4	-
Less: General and admin		June 2014	(87.3)	(33.4)	(31.9)	(22.0)	-
		Dec 2013	(117.4)	(39.1)	(27.5)	(50.8)	-
		June 2013	(116.6)	(46.3)	(41.2)	(29.1)	-
Plus: Royalty		June 2014	195.2	74.1	84.8	35.0	1.3
		Dec 2013	247.5	124.3	67.9	35.0	-
		June 2013	167.1	74.0	79.2	13.9	-
Total cash cost2		June 2014	6,448.3	2,411.2	2,197.4	1,597.2	242.5
		Dec 2013	6,253.9	2,558.2	2,130.2	1,565.5	-
		June 2013	5,900.0	2,435.9	2,048.9	1,415.2	-
Plus: General and admin		June 2014	87.3	33.4	31.9	22.0	-
		Dec 2013	117.4	39.1	27.5	50.8	-
		June 2013	116.6	46.3	41.2	29.1	-
Community costs		June 2014	13.8	4.5	4.6	3.9	0.8
		Dec 2013	11.6	5.1	2.9	3.6	-
		June 2013	12.2	3.4	4.9	3.9	-
Share based payments3 #		June 2014	208.2	33.5	28.5	22.8	-
		Dec 2013	190.9	33.8	28.0	24.3	-
		June 2013	114.9	27.3	19.2	17.5	-
Rehabilitation		June 2014	48.2	19.2	16.8	8.1	4.1
		Dec 2013	77.2	39.6	25.0	12.6	-
		June 2013	87.4	44.1	29.3	14	-
Ore reserve development		June 2014	974.2	340.2	429.3	191.9	12.8
		Dec 2013	919.5	362.0	425.7	131.8	-
		June 2013	963.5	340.8	418.1	204.6	-
Sustaining capital expenditure ##		June 2014	371.5	177.7	126.6	44.2	16.8
		Dec 2013	543.4	198.3	228.7	95.8	-
		June 2013	475.1	121.9	231.1	104.8	-
Less: By-product credit		June 2014	(11.7)	(4.8)	(3.4)	(3.5)	-
		Dec 2013	(9.0)	(4.2)	(2.6)	(2.2)	-
		June 2013	(14.1)	(5.9)	(4.1)	(4.1)	-
Total All-in sustaining costs and Total All-in cost		June 2014	8,139.8	3,014.9	2,831.7	1,886.6	277.0
		Dec 2013	8,104.9	3,231.9	2,865.4	1,882.2	-
		June 2013	7,655.6	3,013.8	2,788.6	1,785.0	-
Gold sold	kg	June 2014	22,143	8,382	8,207	4,911	643
		Dec 2013	24,061	10,343	8,159	5,559	-
		June 2013	20,413	8,432	7,818	4,163	-
	000'ozs	June 2014	711.9	269.5	263.9	157.9	20.7
		Dec 2013	773.6	332.5	262.3	178.7	-
		June 2013	656.3	271.1	251.4	133.8	-
Total cash cost	R/kg	June 2014	291,212	287,664	267,747	325,229	377,138
		Dec 2013	259,919	247,336	261,086	281,615	-
		June 2013	289,031	288,888	262,075	339,947	-
	US$/oz	June 2014	848	838	780	947	1,098
		Dec 2013	804	765	808	872	-
		June 2013	983	982	891	1,156	-
All-in sustaining cost and All-in cost	R/kg	June 2014	367,601	359,687	345,035	384,158	430,793
		Dec 2013	336,848	312,472	351,195	338,586	-
		June 2013	375,036	357,424	356,690	428,777	-
	US$/oz	June 2014	1,071	1,048	1,005	1,119	1,255
		Dec 2013	1,043	967	1,087	1,048	-
		June 2013	1,275	1,215	1,212	1,458	-

Average exchange rates for the six months ended 30 June 2014, 31 December 2013 and 30 June 2013 were R10.68/US$, R10.05/US$ and R9.15/US$ respectively.

Figures may not add as they are rounded independently.

\# Included in the Group total of share-based payments are corporate costs for the six months ended 30 June 2014, 31 December 2013 and 30 June 2013 of R123.4 million, R104.8 million and R50.9 million respectively.

\#\# Included in the Group total of sustaining capital expenditure are corporate costs for the six months ended 30 June 2014, 31 December 2013 and 30 June 2013 of R6.2 million, R20.6 million and R17.3 million respectively.

Total cash cost is calculated in accordance with the Gold Institute Industry standard.

1 Operating costs – All gold mining related costs before amortisation/depreciation, taxation and non-recurring items.
2 Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
   All-in cost is calculated in accordance with the World Gold Council guidance.
3 Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.
4 Total All-in sustaining costs includes Operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.
5 Total All-in costs includes sustaining and group costs, excluding income tax, merger and acquisition activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings

Salient features and cost benchmarks for the quarters ended 30 June 2014 and 31 March 2014

Figures are in millions unless otherwise stated				Total	Driefontein		Kloof		Beatrix		Cooke (1 month)		
		Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground		Surface
Operating results													
Tons milled/treated 000'ton	June 2014	4,342	1,890	2,452	626	713	495	832	646	495	123		412
	March 2014	3,441	1,522	1,919	518	632	454	723	550	564	–		–
Yield g/t	June 2014	2.7	5.7	0.4	6.4	0.4	7.9	0.5	3.6	0.4	4.5		0.2
	March 2014	3.0	6.2	0.5	7.1	0.6	7.9	0.5	3.9	0.4	–		–
Gold produced/sold kg	June 2014	11,805	10,795	1,010	3,993	317	3,889	423	2,354	186	559		84
	March 2014	10,338	9,435	903	3,702	370	3,569	326	2,164	207	–		–
000'oz	June 2014	379.5	347.1	32.4	128.4	10.2	125.0	13.6	75.7	6.0	18.0		2.7
	March 2014	332.4	303.3	29.1	119.0	11.9	114.7	10.5	69.6	6.6	–		–
Uranium produced 000'lb	June 2014	18.9			–	–	–	–	–	–	–		18.9
	March 2014	–			–	–	–	–	–	–	–		–
Uranium sold 000'lb	June 2014	–			–	–	–	–	–	–	–		–
	March 2014	–			–	–	–	–	–	–	–		–
Gold price received R/kg	June 2014	435,332			434,756		435,088		436,496		436,236		
	March 2014	453,608			455,427		451,605		453,775		–		
US$/	June 2014	1,286			1,284		1,285		1,289		1,270		
	March 2014	1,304			1,309		1,298		1,304		–		
Uranium price received US$/lb	June 2014	–			–	–	–	–	–	–	–		–
	March 2014	–			–	–	–	–	–	–	–		–
Operating cost R/ton	June 2014	782	1,631	127	1,769	170	2,017	142	1,192	76	1,683		83
	March 2014	856	1,769	132	1,999	168	2,031	147	1,335	74			
Total cash cost R/kg	June 2014	292,308			290,023		265,074		320,945		377,138		
	March 2014	289,959			285,167		270,706		329,819		–		
US$/oz	June 2014	863			857		783		948		1,098		
	March 2014	834			820		778		948		–		

Operating margin %	June 2014	34	34	29	36	12	41	36	25	53	15	7
	March 2014	37	37	38	39	37	43	28	25	56	–	–
All-in sustaining cost and All-in cost R/kg	June 2014	369,716			362,158		342,579		385,354		430,793	
	March 2014	365,187			357,073		347,754		382,876		–	
US$/oz	June 2014	1,092			1,070		1,012		1,138		1,255	
	March 2014	1,050			1,026		1,000		1,101		–	
All-in cost margin %	June 2014	15			17		21		12		2	
	March 2014	20			22		23		16		–	
Total capital expenditure R'mil	June 2014	726.9			265.6		292.9		135.8		29.6	
	March 2014	618.8			252.3		263.0		100.3		–	
Ore reserve development	June 2014	522.7			171.1		226.2		112.6		12.8	
	March 2014	451.5			169.1		203.1		79.3		–	
Sustaining capital #	June 2014	204.2			94.5		66.7		23.2		16.8	
	March 2014	167.3			83.2		59.9		21.0		–	
Total capital expenditure US$'mil	June 2014	68.8			25.2		27.7		12.8		2.8	
	March 2014	57.2			23.3		24.3		9.3		–	

Average exchange rates for the quarters ended 30 June 2014 and 31 March 2014 were R10.53/US$ and R10.82/US$ respectively.

Figures may not add as they are rounded independently.

Included in Sustaining capital expenditure is Corporate expenditure of R3.0 million (US$0.3 million) and R3.2 million (US$0.3 million) for the June and March quarters respectively

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended 30 June 2014			Quarter ended 31 March 2014			Six months to 30 June 2014		
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Advanced	(m)	2,412	941	1,069	1,932	663	647	4,344	1,604	1,716
Advanced on reef	(m)	426	408	233	412	160	88	838	568	321
Channel width	(cm)	118	44	50	100	42	59	109	44	52
Average value	(g/t)	15.2	13.3	32.6	20.7	13.4	42.5	17.7	13.3	35.7
	(cm.g/t)	1,791	586	1,629	2,066	564	2,508	1,926	580	1,870

Kloof		Quarter ended 30 June 2014				Quarter ended 31 March 2014				Six months to 30 June 2014			
	Reef	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon
Advanced	(m)	3,162	574	902	96	2,813	537	830	136	5,975	1,111	1,732	232
Advanced on reef	(m)	473	140	232	86	554	142	168	130	1,027	282	400	216
Channel width	(cm)	114	145	77	51	120	171	64	81	118	158	72	69
Average value	(g/t)	21.4	10.2	12.2	9.3	18.2	15.9	13.6	4.3	19.6	13.3	12.7	5.9
	(cm.g/t)	2,450	1,482	939	486	2,186	2,719	872	352	2,308	2,105	911	405

Beatrix		Quarter ended 30 June 2014		Quarter ended 31 March 2014		Six months to 30 June 2014	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	4,306	994	3,117	403	7,423	1,397
Advanced on reef	(m)	1,412	343	808	229	2,220	572
Channel width	(cm)	116	130	122	146	118	136
Average value	(g/t)	7.3	14.2	6.3	10.2	6.9	12.4
	(cm.g/t)	840	1,828	761	1,479	811	1,688

Cooke #		Month ended 30 June 2014				One month from acquisition date June 2014			
			Elsburg	Elsburg	Kimberly		Elsburg	Elsburg	Kimberly
		VCR	Reefs	Massive	Reefs	VCR	Reefs	Massive	Reefs
Advanced	(m)	180	959	37	117	180	959	37	117
Advanced on reef	(m)	65	546	22	61	65	546	22	61
Channel width	(cm)	97	144	233	265	97	144	233	265
Average value	(g/t)	5.5	8.0	7.2	7.2	5.5	8.0	7.2	7.2
	(cm.g/t)	530	1,160	1,689	1,909	530	1,160	1,689	1,909

Cooke results are included from completion of the acquisition

ADMINISTRATION AND CORPORATE INFORMATION
Investor Enquiries
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
+27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE : SGL
NYSE : SBGL

Website
www.sibanyegold.co.za

Directors:
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan*
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Zola Skweyiya*
Susan van der Merwe*
Jerry Vilakazi*
Cain Farrel (Company Secretary)
*Independent Non-Executive
#Non-Executive

JSE Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton, 2196, South Africa)

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Office of the United Kingdom Secretaries
London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London

```
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:  0871 664 0300
[calls cost 10p a minute plus network extras,
lines are open 8.30am – 5pm Mon-Fri] or
[from overseas]
      +44 20 8639 3399
Fax:  +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
```

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

31 July 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: July 31, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer